TRITON PETROLEUM GROUP, INC.
c/o Alpha Corporate Advisors, LLC
68 South Service Road
Suite 100
Melville, NY 11747
(631) 577-4088

April 23, 2007

Ms. Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:    Triton Petroleum Group, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
Form 10-QSB for Fiscal Quarter Ended September 30, 2006
Filed December 18, 2006
File No. 000-049950

Dear Ms. Davis:

With respect to the comments raised in your letter of October 4, 2005, please be advised that American Petroleum Group, Inc., has carefully reviewed each comment, and responds as follows.

1.  We have revised the Form 10-KSB to include all responses contained on the separate response to your December 20, 2005 Letter.

2.  Although at the time of filing the Form 10-KSB for the Fiscal Year Ended December 31, 2005, we had believed we reached an agreement with the Cornel Capital Partners LP and Highgate House Funds Ltd. However, as of yet no agreement has been concluded. The Company is still in discussions about a possible resolution for the amount due and owing.

3.  We can confirm that we performed the appropriate analysis under SFAS 5, and did determine that we are not subject to any liability, and have not been notified of any claims. Accordingly, this matter has been closed on the books and records of the Company.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

4.  We will include the following in all subsequent amendment and filings. “The terms of the Settlement Agreement with Concentric Consumer Marketing, Inc. were that the Company and agreed to pay the agreed to 50% settlement for a total amount of $27,000, with Payments according to the following schedule:

a.	Sept. 6 - $5,000
b.	Sept. 15 - $7,000
c.	Oct. 15 - $5,000
d.	Nov. 15 - $5,000
e.	Dec. 15 - $5,000

The Company made the first two (2) payments and thereafter was unable to make any further payments. Concentric Consumer Marketing, Inc. has not contacted the Company subsequently.”

5.  The offering was recorded in the statement of Shareholder’s equity for the year ended December 31, 2005, as an issuance of 3,208,000 shares of common stock for $1,000,000 on September 30, 2005.

6.  The Company issued 4,082,143 shares to induce investment, convertible debt, into the Company on September 30, 2005 as previously discussed on page 16 of the Management Discussion and Analysis. This is an expanded disclosure.

7.  As disclosed in note G to the financial statements, the Company entered into a “stock borrowing arrangement”, whereby the Company sold previously issued shares of the Company stock for $500,000. This sale occurred in 2004. In 2005, the Company issued 50,000 post-reverse split shares to the original holders of the stock, valued at $7,500, resulting in a forgiveness of debt to the Company of $492,500.

8.  The facts surrounding the dispute with Amisano Hanson are that we did not believe that the services provided by them were commensurate with the amounts billed by the firm. A partial payment was made to the firm, and there has been no further communication or demands from the Firm to the Company since that time regarding this matter. Therefore we consider this matter closed.

9.  As disclosed in Note K of the financial statements, the shares were issued as compensation to the individuals noted within that footnote.

10.  We will revise the presentation of Item 14 to comply.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

11.  Paragraph 5 of the Report of Independent Registered Public Accounting Firm is an emphasis of a matter. As you can see from paragraph 3, the opinion paragraph, the opinion is not qualified.

12.  We have inserted an explanation for the increase in inventory at the end of Fiscal 2005 over Fiscal 2004, as follows:

“The Company had an increase of 107% in inventory at the close of Fiscal 2005 over fiscal 2004 due to timing differences in the operation of the business. In addition, the Company was in the process at the close of Fiscal 2005 of gearing up for an anticipated increase in sales. Finally, the Company was able to purchase more inventory at the close of Fiscal 2005 than it was able to at the close of Fiscal 2004 due to having more financial capacity.”

13.  We believe that because of materiality considerations, that the readers are better served by separating the cash payments from the share-based payments.

14.  Included in Other expenses in 2005, are the following

Edgar Filing Fees	$11,488
Payroll processing fees	49,301
Taxes	22,761
Fuel charges	30,180
Other	84,006
$197,736

The increase over the prior year is consistent with the increase in total expenses.

15.
	2005	2004

Stock shares issued per Statement of Equity (Deficit)	6,221,282	2,222,450
Stock Activity on Statements of Cash Flows:
Compensation	5,122,500	1,523,200
Issuance of common stock	3,826	2,325
Increase in additional paid-in capital	1,008,946	698,535
Insignificant difference	86,010	(1,610)
	6,221,282	2,222,450

16.  The Company, at the time of the filing of the Annual Report of Form 10-KSB for the Fiscal Year Ended December 31, 2005, had a commitment for the stated financing. Subsequently, due to the inability of the Company to maintain its listing on the OTCBB, the commitment was withdrawn.

17.  The Company at that time had no idle plant that needs to be accounted for. We believe the disclosure is as quoted, is a general statement of what is covered by the pronouncement.

18.  The numerator in the calculation of diluted loss per share represents the interest expense calculated on the loans that have warrants associated with them. We believe the presentation is in compliance with FAS 128.

19.  We believe the presentation of this matter is in agreement with GAAP.

20.  We have revised the disclosure to indicate “that a long-lived assets is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset as contemplated by paragraph 7 of FAS 144.”

21.  We believe the presentation is adequate to inform the reader as to the absence of activities that affect recognized assets or liabilities as contemplated by paragraph 32 of FAS 95, but if the financial statements need to be resubmitted, we will clarify further.

22.  The Purchase Price was to be 3.5 times earning, plus assumed debt of approximately $300,000. Since the Company did not anticipate that there would be any earning on the one-year anniversary date of July 1, 2006, the 3.5 times earning formula was not considered in determining the purchase price of Triton was determined to be the net value of the assets acquired plus the value of liabilities assumed.

23.  Paragraph 51(e) of FAS 141 requires disclosure of the following information - “A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date.” We believe our disclosure meets those guidelines and includes the suggested disclosures exampled in Appendix C of FAS 141.

24.  As disclosed in Note E, the purchase is contingent on earnings of the sub for the period ended July 1, 2006. We believe this meets the criteria of paragraph 51(h) of FAS 141.

25.  We can confirm that we performed the appropriate analysis under SFAS 5, and did determine that we are not subject to any liability, and have not been notified of any claims. Accordingly, this matter has been closed on the books and records of the Company.

26.  At December 31, 2005, it was the belief of the Company that the amount would be recoverable through negotiation or litigation, and was in fact in negotiations to reach a resolution. We believed that Oilmatic and its principles were in a position and desired to resolve the amount due with the Company. Subsequent to the issuance of the Form 10-KSB for December 31, 2005, we have determined, due to the breakdown of any negotiations, that protracted litigation is necessary to recover the amount and the outcome of the litigation is uncertain. Therefore this amount will be written off for the year ended December 31, 2006 and the proper disclosure will be included on said filing.

27.  Our analysis showed that the former President/Shareholder would be unable to collect any amounts due from the non-Company and Third Party Agreements, due to the obligations being unenforceable against the Company. This is the result of our analysis that the transactions involved self-dealing by the President/Shareholder on both sides of the transactions. The former President/Shareholder has not pursued this matter since new management took over in September 2004, and has in fact recognized the difficulty in perusing the potential claims. We can confirm that we performed the appropriate analysis under SFAS 8, and did determine that we are not subject to any liability, and have not been notified on any claims and in our opinion this matter has been closed on the books and records of the Company.

28.  We believe the value used is appropriate for the following reasons, (1) the shares of the Company are thinly traded, (2) there is no equity in the Company, and (3) the vast majority of the shares of the Company were restricted securities and if all restrictions were lifted and shares traded, the value of the shares would be significantly reduced. Therefore we believe the true fair value of the shares issued in relation to these business transactions were significantly lower than the quoted market price at the time of the transaction and were issued and included in the stock shares in the issued line item of the financial statements

29.  Paragraph 51(e) of FAS 141 requires disclosure of the following information - “A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date.” We believe our disclosure meets those guidelines and includes the suggested disclosures exampled in Appendix C of FAS 141.

30.  The statement refers to the belief of the Company that the former President/Shareholder of the Company is not entitled to any payments for the use of the equipment or rent for the property, due to the fact that he is in a dispute with former partners and previous owner of the equipment and property. Nevertheless, we believe that we have properly accounted for the payment of rent to the purported owner with the payment shown on the balance sheets.

31.  We do not believe that the note in question constitutes a embedded derivative, in that it is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

32.  The Notes in question were ordinary promissory notes, a sample of which is annexed to this response a supplementary material. The Notes contained an option for the Note Holder to obtain shares of the Company at a price of $0.01 per share, for each dollar loaned to the Company. These Promissory Notes did not contain any imbedded derivatives as defined in paragraph 4 of EITF 00-19. The Promissory Notes were not a conventional convertible debt instrument, nor did they contain imbedded derivative instruments, nor are they a conventional warrant. They are bargain purchase options.

33.  The terms of the Note provide….These Promissory Notes did not contain any imbedded derivatives as defined in paragraph 4 of EITF 00-19. The Promissory Notes were a conventional convertible debt instrument, nor did they contain imbedded derivative instruments, nor are they a conventional warrant.

34.  The lender made the stated claims after not receiving any communication from management. Thereupon the Company advised the lender of the requested information and the lender has made no further claim or assertion against the Company. The Company does not believe it is in default of the obligation and no loss contingencies have been made in accordance with paragraph 8 of FAS 5.

35.  The Company accounts for share-based compensation in accordance with policies disclosed in Note C, as previously discussed in item 19, above.

36.  The certifications have been updated.

37.  We no longer depreciate idle property because the amount is deemed immaterial.

38.  Basic and diluted loss per share are the same amount, and it is on one line on the Income Statement.

We believe we have addressed each of your comments in this response. Please feel free to contact me, or Counsel, Michael S. Krome, at (631) 737-8381, if you have any questions.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing
▪
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

▪
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

James W. Zimbler,
Interim President